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eFiled Application Information

EFS ID	19078673
Application Number	62000698
Confirmation Number	6608
Title	Thermal Detection of Intravenous Infiltration
First Named Inventor	Diane Harder
Customer Number or Correspondence Address	Andrew J Befumo Befumo & Schaeffer, PLLC 16217 Shadow Drive Culpeper VA 22701 US 202-669-0619 andrew@befumolaw.com
Filed By	Andrew Befumo
Attorney Docket Number	
Filing Date	
Receipt Date	20-MAY-2014
Application Type	Provisional

Application Details

Submitted Files	Page Count	Document Description	File Size	Warnings
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Document Description	Page Start	Page End
Specification	1	6
Claims	7	8

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PROVISIONAL APPLICATION FOR PATENT COVER SHEET – Page 1 of 2

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Express Mail Label No. ______________________

INVENTOR(S)

Given Name (first and middle [if any])	Family Name or Surname	Residence (City and either State or Foreign Country)
Diane	Harder	Spokane Valley, WA

Additional inventors are being named on the ____________ separately numbered sheets attached hereto.

TITLE OF THE INVENTION (500 characters max):

Thermal Detection of Intravenous Infiltration

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Country US	Telephone 202-669-0619	Email andrew@befumolaw.c

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SIGNATURE [signature] DATE 5/20/2014

TYPED OR PRINTED NAME Andrew J Befumo REGISTRATION NO. 54773
(if appropriate)

TELEPHONE 202-669-0619 DOCKET NUMBER ____________

THERMAL DETECTION OF INTRAVENOUS INFILTRATION

BACKGROUND OF THE INVENTION

In the United States, approximately 80% of hospital patients require intravenous (IV) therapy with approximately 50% of the IV lines failing due to infiltration, a clot in the cannula, an inflammatory response of the vein, or separation of the cannula from the vein. IV infiltration, also known as extravasation is usually accompanied by pain, erythema, and/or swelling at the cannula tip or the insertion site. Severe infiltration may lead to necrosis requiring skin debridement, skin grafting, or amputation. One common area of malpractice lawsuits filed against physicians and nurses involves infiltration. The leakage of cytotoxic drugs, intravenous nutrition, solutions of calcium, potassium, and bicarbonate, and even 10% dextrose outside the vein into which they are delivered is known to cause tissue necrosis and to precipitate significant scarring around joints. An infiltration rate of 0.1-1% has been reported in cases where contrast agents were used in medical imaging procedures. The infiltration rate is independent of injection rate and does not vary significantly with regard to injection site, catheter size, or catheter type. Early detection of infiltration prevents the occurrence of serious incidents that may require surgical correction.

IVs are administered either by gravity control or infusion pumps. For gravity control, the solution head height, defined as the vertical distance from the fluid meniscus to the IV site, generates the pressure necessary to infuse the IV fluid. In theory, gravity control would stop fluid infusion when sufficient fluid accumulates in the interstitial space. Once the fluid flow stops, an alarm alerts the nurse to check the IV site. For gravity control IV, the solution reservoir can be lowered to below IV sites. If blood flows toward the lowered reservoir, infiltration is less likely to occur. However, this technique cannot reliably detect infiltration.

The infusion pumps provide volumetric and timed delivery of IV fluids under conditions of

increased resistance to flow. The occlusion pressure can be as high as 25 psi (1293 mm Hg). The disadvantage of maintaining a high pressure is that a potential hazard to patients exists should infiltration occur. Studies of the performance of low, nonvariable pressure infusion pumps in alerting the nurses to infiltrations, show that while 64% of IV sites show clinical evidence of infiltration, no alarm occurs. High-pressure infusion pumps reportedly have a much higher infiltration rate (29.3%) as compared with low-pressure pumps (5.1%), and monitoring the performance of high pressure infusions pumps has been found ineffective for detecting infiltration.

It has been postulated that there are six (6) predictors of infiltration - catheter material, age of patients, anatomic insertion site, hyperalimentation, the use of furosemide, and the use of dopamine. Patient's age is a very important factor for the risk of infiltration. Because the amount of connective tissue is limited in elderly patients as well as the very young, they are prone to extensive diffusion of infiltrated fluid. The patient's osmotic balance is another important consideration. Obese patients or patients with low albumin or edema may not have normal tissue responses to pressure. Particular patient activities or practitioner interventions also may produce transient increases in in-line pressure.

Infiltration may develop in different ways - the steel needle or plastic cannula may pierce the wall of the vein, allowing fluid to flow into the interstitial space; a clot distal to the cannula may develop, causing narrowing of the vein wall, blocking blood flow, increasing backpressure, and infiltration at the needle insertion site; certain IV fluids may cause change in blood pH and constriction of veins with increasing pressure and subsequent infiltration; the IV cannula or the infused solution may cause an inflammatory reaction, increasing permeability of the vein and allowing fluid to leak into surrounding tissues; and the cannula may be dislodged from the vein. The extent of tissue damage caused by infiltration depends on the drug, the dosage, the site of IV administration, and the exposure duration. Injuries due to infiltration of cytotoxic drug

infusions range from 0.1 - 0.7%. Severe infiltration injuries often require surgical treatment and even amputation. One study reported that infiltration results in skin loss in 0.24% of the peripheral lines.

There are several methods currently existing for detecting infiltration: visual and tactile examinations; monitoring IV line pressure; checking for blood return; and electromagnetic radiation detection.

Visual and tactile examinations of IV sites are the most widely used methods for detecting infiltrations. The infiltrated site may appear swollen or puffy. In this case erythema may also be present. Infiltrations may also appear as a pale area where the infiltrate has pooled below the skin. The skin may feel cooler than the surrounding area due to rapid entrance of the IV fluid into the tissue before it can be warmed to body temperature. However, visual and tactile examination does little or nothing to prevent tissue damage; by the time infiltration is discoverable by these methods, damage has already occurred.

One commercial device, the Venoscope® uses transillumination to locate the patient's peripheral venous network. It employs two movable optical fibers to illuminate the skin. The veins appear as dark areas beneath the skin. Detection of veins is by visual inspections. One must use the Venoscope® in a dimly lit room in order to have sufficient contrast to locate the venous network. The Venoscope® has also been used to detect IV infiltration. The procedure is more labor intensive than the normal tactile and visual inspection. As with all visual inspection methods, infiltration can only be detected when a doctor or nurse is present, and by the time infiltration is discovered, tissue damage is likely to have occurred. Furthermore the determination of whether or not infiltration has occurred rests on the subjectivity of the person making the determination.

IV infiltration may also be detected through the monitoring of IV pressure. One such method measures the in-line IV pressure and another measures the in-line IV pressure dissipation after a

brief pressure increase. However, both pressure monitoring methods have proven unreliable. There is limited predictability of change in in-line pressure following infiltration. Perfusion, diffusion, and metabolic processes occurring in living tissue and intra- and inter-patient differences render the use of pressure monitoring for infiltration detection ineffective.

Another commonly used method of checking for infusion is to check for a blood return. The presence of a blood return can be checked by removing the positive pressure due to the infusion controller (either gravity or infusion pump). Lack of a blood return indicates infiltration. However, this method suffers from several shortcomings. While the lack of a blood return indicates infiltration, the presence of a blood return cannot be construed as the absence of an infiltration. Furthermore, as with the visual inspection method, by the time infiltration is discovered, tissue damage is likely to have occurred.

Another method of detecting infiltration is described by U.S. Pat. No. 4,877,034 to Atkins. The Atkins invention teaches an IV monitoring system that allows detection of tissue infiltration by exposing tissue surrounding the site of intravenous injection to a plurality of wavelengths of electromagnetic radiation. Changes in the relative levels of detected radiation at each wavelength as compared to a baseline reading indicate tissue infiltration. Electromagnetic radiation sources of at least two different wavelengths of radiation are used to direct electromagnetic radiation at the tissue surrounding the intravenous insertion sight. The amount of radiation reflected, scattered and absorbed under particular conditions depends on the wavelength of the electromagnetic radiation and local tissue properties. The intensity of detected radiation at the two wavelengths changes when infiltration occurs, and this change will be different for the different wavelengths . In other words, infiltration affects the alteration of detected electromagnetic radiation at one wavelength more than the other, allowing the difference to be used to indicate infiltration. While Atkins teaches a noninvasive method of detecting tissue infiltration, it is unnecessarily complex.

U.S. Pat. No. 6,487,428 to Culver describes an IV monitoring system for detecting IV infiltration by monitoring light transmitted through the tissue of the patient in proximity to a site at which fluid is being injected. Light is radiated from a plurality of light sources in an encoded manner into the body part at the site at which the fluid is injected and the light that is reflected, scattered, diffused or otherwise emitted from the body part is detected individually by a plurality of light detectors. Signals representative of the detected light are developed and, prior to injection of the fluid, references are developed against which measurements made during injection of the fluid are compared. New light signals having an improved signal to noise ratio are developed from the comparisons of the detected light signals with the associated reference signals. The new light signals are combined according to a model to determine the volume of extravasation. Like Atkins, the Culver invention is unnecessarily complex.

To solve the shortcomings in the prior art, a need exists for a simple, reliable, inexpensive and noninvasive method of monitoring IV sites for early detection of infiltration.
The present invention solves these shortcomings by providing a device and method:
(1)That is potentially sensitive and robust against false alarms.
(2)That monitors both the insertion procedure and any infiltration that may occur without direct attention of medical personnel, providing continuous monitoring of the IV site
(3)That eliminates the subjectivity of observer-based visual inspections.
(4) That can detect small amounts of infiltrate well before the infiltration is detected by a skilled human observer, thus reducing the physical and financial costs associated with infiltration.
(5)That uses a detection device that is not complex, not expensive to manufacture, and more reliable than any prior art devices.

Still other objects and advantages of the invention will be apparent to those of skill in the art, after reading the above and ongoing written specification, claims and drawings.

SUMMARY OF THE INVENTION

An intravenous infiltration detection apparatus according to the present invention comprises a plurality of thermo sensors in mounted to a patient's skin in an area surrounding and at least one centimeter away from an IV infusion site and the vein in which the IV is inserted. As IV fluid, which is cooler than body temperature, enters the circulatory system, the area surrounding the IV infusion site decreases. For any given temperature of IV fluid, the extent of temperature drop in the tissue surrounding the IV infusion site can be determined. When the temperature drop in the tissue surrounding the IV infusion site drops below the pre-determined limit, IV infiltration is indicated, and an alarm sounds.

We claim:

1. Intravenous infiltration detection apparatus comprising: a power supply, at least one temperature sensor in operable relationship with the power supply whereby the power supply supplies power to the temperature sensor, a mounting device whereby a first end of the temperature sensor may be mounted to the skin of a patient, and an analytic device in operable relationship with the temperature sensor to analyze temperature readings.

2. The apparatus of claim 1, wherein a distal end of the first end of the temperature sensor is modified for placement on the tissue of a patient.

3. The apparatus of claim 2, wherein the distal end of a second temperature sensor is modified for placement on the tissue of a patient.

4. The apparatus of claim 3, wherein the distal ends of the first and second temperature sensors comprise a pad, wherein the pad is modified for attachment to the skin of the patient.

5. The apparatus of claim 3, wherein the first and second temperature sensors comprise optical fibers, and wherein the second temperature sensor comprises multiple light-receiving optical fibers having multiple distal ends spaced around the distal end of the first temperature sensor.

6. The apparatus of claim 5, wherein proximal ends of the multiple light-receiving optical fibers are severally connected to multiple temperature sensors.

7. The apparatus of claim 1, wherein the temperature sensor comprises a light emitting diode, whereby the light emitting diode is activated upon a pre-selected temperature threshold.

8. The apparatus of claim 1, wherein the analytic device comprises a signal analysis module and the indicator comprises an alarm module; and further comprising an alarm connected to the alarm module, wherein the alarm is selected from the group consisting of an optical alarm, an audible alarm, an analog alarm, a digital alarm, a computerized alarm, a mechanical alarm, and an analog or digital signal pre-connected to a remote alarm.

9. The apparatus of claim 1, further comprising a memory for recording received temperatures before infusion and wherein the analytical device module comprises a comparator for comparing received temperature readings before infusion from the memory with received temperature readings during infusion from the temperature sensors.